April 27, 2006

Mail Stop 4561

Mr. F. Scott Dueser
President and Chief Executive Officer
First Financial Bankshares, Inc.
400 Pine Street
Abilene, Texas 79601

Re: First Financial Bankshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 28, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed March 2, 2006
File Number: 000-07674

Dear Mr. Dueser:

We have completed our limited review of your Form 10-K and related filings and
have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief